Exhibit (a)(1)(D)
Offer to Purchase for Cash
Up to 1,108,000 Outstanding Shares of Common Stock
(including Associated Preferred Stock Purchase Rights)
of
Rubicon Technology, Inc.
at
$20.00 Net Per Share
by
Janel Corporation
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON AUGUST 12, 2022, UNLESS THE OFFER IS EXTENDED.
July 13, 2022
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Janel Corporation, a Nevada corporation (“Purchaser”), to act as the information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase up to 1,108,000 shares of common stock, par value $0.001 per share (the “Shares”), of Rubicon Technology, Inc., a Delaware corporation (the “Company”), together with the associated preferred stock purchase rights issued in connection with and subject to the Section 382 Rights Agreement dated as of December 18, 2017, as amended, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, at a purchase price of $20.00 per Share (the “Offer Price”), net to the holder in cash, without interest and less any required withholding of taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith.
Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.
Enclosed herewith for your information and forwarding to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee are copies of the following documents:
1.  The Offer to Purchase.
2.  The related Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.
3.  A Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, prior to the expiration of the Offer.
4.  A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.
YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 12, 2022, UNLESS THE OFFER IS EXTENDED.
The Offer is being made pursuant to the Stock Purchase and Sale Agreement, dated as of July 1, 2022 (as it may be amended, modified or supplemented from time to time, the “Purchase Agreement”), between the Company and Purchaser.

On June 27, 2022, the board of directors of the Company (the “Board”) unanimously (1) determined that the Offer and the Purchase Agreement (including the transactions contemplated by the Purchase Agreement) are fair to, and in the best interests of the Company and its stockholders; (2) approved the Purchase Agreement and the transactions contemplated by the Purchase Agreement, including the Offer; and (3) recommended that Rubicon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The Company has informed us that, to its knowledge, all of its directors and executive officers intend to tender all of their transferrable Shares pursuant to the Offer.
The Offer and withdrawal rights expire one minute past 11:59 p.m., New York City time, on August 12, 2022, unless the Offer is extended (as it may be extended, the “Expiration Time”).
The Offer is conditioned upon, among other things, there having been validly tendered (and not validly withdrawn) in accordance with the terms of the Offer, prior to the expiration of the Offer, a number of Shares that represents at least 35% of the Shares outstanding on a fully diluted basis (which condition cannot be waived without the consent of the Company) and other customary closing conditions. These and other conditions to the Offer are described in Section 15 of the Offer to Purchase.
In the event the Offer is oversubscribed, Shares tendered will be subject to proration upon the terms and subject to the conditions of the Offer. If any tendered Shares are not purchased pursuant to the Offer for any reason, including as a result of proration, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at The Depository Trust Company), at the expense of Purchaser, promptly following the expiration or termination of the Offer.
Purchaser will not pay any fees or commissions to any broker, dealer or any other person (other than the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their clients.
Except as otherwise set forth in Instruction 6 of the Letter of Transmittal, Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer.
In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof), or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other required documents should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and the Offer to Purchase.
If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned or the Information Agent at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase.
Very truly yours,

Alliance Advisors
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.
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